Assets

Total current assets	**1599** +	74,303	
Total tangible capital assets	**2008** +		
Total accumulated amortization of tangible capital assets	**2009** −		
Total intangible capital assets	**2178** +		
Total accumulated amortization of intangible capital assets	**2179** −		
Total long-term assets	**2589** +		
* Assets held in trust	**2590** +		
Total assets (mandatory field)	**2599** =	74,303	

Liabilities

Total current liabilities	**3139** +	44,676	
Total long-term liabilities	**3450** +		
* Subordinated debt	**3460** +		
* Amounts held in trust	**3470** +		
Total liabilities (mandatory field)	**3499** =	44,676	

Shareholder equity

Total shareholder equity (mandatory field)	**3620** +	29,627	

Total liabilities and shareholder equity	**3640** =	74,303	

Retained earnings

Retained earnings/deficit – end (mandatory field)	**3849** =	28,627	

* Generic item